UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2006

Commission File Number: 000-29970

THE DESCARTES SYSTEMS GROUP INC.
(Translation of registrant’s name into English)

120 Randall Drive
Waterloo, Ontario
Canada N2V 1C6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________.

                    The attached press releases were issued by the Company on February 27, 2006 and February 28, 2006, and are filed herewith as Exhibit 99.1 and Exhibit 99.2, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE DESCARTES SYSTEMS GROUP INC.

(Registrant)

By:/s/J. Scott Pagan
Name: J. Scott Pagan
Title: General Counsel and Corporate Secretary

Date: March 7, 2006

EXHIBITS

Exhibit No.	Description

99.1	Press Release dated February 27, 2006.
99.2	Press Release dated February 28, 2006.

Industry-Leading Business Development Executive Joins Descartes

Greg Cronin Appointed as Executive Vice President, Business Development & Corporate Strategy

WATERLOO, ONTARIO, February 27, 2006 — The Descartes Systems Group Inc. (Nasdaq: DSGX) (TSX: DSG), a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions and services for transportation, logistics, manufacturing, retail, distribution and service provider enterprises, today announced that Greg Cronin has joined the company as Executive Vice President, Business Development & Corporate Strategy. Cronin will be responsible for guiding Descartes’ global corporate marketing, corporate strategy and business development activities.

“Greg has an unparalleled track record of helping services-based technology companies grow into market leaders and we are ecstatic that, out of all of his choices, he has decided to bring his franchise to Descartes,” said Arthur Mesher, Descartes’ Chief Executive Officer. “With the successes and results our customers have achieved using our new solutions and services, together with our new field organization, Greg has a strong platform on which to help us build our future successes.”

“Over the past six months I have gained a great appreciation for Descartes’ people and solutions, and I’ve seen the enormous potential that this company has,” commented Cronin. “Descartes has pioneered the on- demand, software-as-a-service (SaaS) business model for the logistics marketplace, and its customer satisfaction and business performance to-date have shown just how powerful this model is. I look forward to being able to leverage this success.”

Cronin has been at the forefront of the success of many industry-leading and significant supply chain technology companies. Cronin’s background includes:

•

Serving as CEO of TrenStar, Inc. from September 2001 to September 2005. TrenStar is a leading provider of outsourced mobile asset management solutions. Cronin was responsible for helping build the company from its inception and in acquiring the customers that make TrenStar one of the largest outsourced mobile asset management providers;

•	Founding and serving as the chairman, president and CEO of Viewlocity, Inc., one of the first supply chain event management technology companies, from March 1999 to September 2001;
•

Serving as the executive vice president of Manhattan Associates, Inc. from December 1997 to March 1999. At Manhattan, Cronin was responsible for marketing, sales, corporate strategy, alliances and customer support. He played a key role in Manhattan’s successful initial public offering, expanded Manhattan’s operations to Europe and Australia, and helped recruit and develop key members of the field organization who have contributed to Manhattan’s continued growth; and

•

Serving as the president and chief operating officer of McHugh Software International, Inc. (now called RedPrairie Corporation). By the time of his departure for Manhattan in December 1997, Cronin had helped build the warehouse technology industry’s leading field organization and his vision led to an industry-first combination of warehouse management technology systems and transportation management systems.

Prior to joining McHugh in 1988, Cronin, who obtained a B.S. in Business Administration from Manhattan College, held various executive-level positions at companies including IMI Systems, Inc.,

Agora Industries, Inc. and Mitsui & Company, Inc.

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“We are excited to have such a seasoned executive with a history of helping businesses develop and grow join Descartes,” said Mesher. “On behalf of the board of directors and management, I welcome him to our team and look forward to seeing the impact his industry leadership in mobile asset, transportation, warehouse and event management technology has on our progress.”

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

###

Safe Harbor

This release contains forward-looking statements that relate to Descartes’ product and service functionality and performance, potential benefits derived therefrom in general, Descartes’ competitive position, Descartes’ platform for future growth, Greg Cronin’s role and responsibilities at Descartes and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, the factors discussed in the sections entitled, “Risk Factors” and “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

Contact Information:

Mary Meldrum

The Descartes Systems Group Inc.

(519) 746-8110 x2577

investor@descartes.com

DESCARTES REPORTS RECORD EARNINGS IN FISCAL 2006 FOURTH QUARTER AND YEAR-END FINANCIAL RESULTS

Descartes’ software-as-a-service business model drives fourth consecutive quarter of improved operating results; fourth quarter net income up 67% over previous quarter

WATERLOO, ONTARIO, February 28, 2006 — The Descartes Systems Group Inc., (Nasdaq:DSGX), (TSX:DSG), a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises, today announced financial results for its fiscal 2006 fourth quarter (Q4FY06) and year (FY06) ended January 31, 2006. All financial results referenced are in United States currency and, unless otherwise indicated, are determined in accordance with United States Generally Accepted Accounting Principles (GAAP).

Q4FY06 Financial Results

As described in more detail below, key financial highlights for Descartes in Q4FY06 include:

•	Revenues increased 5% from the year-ago quarter (Q4FY05) to $11.5 million. Revenues were $11.0 million in Q4FY05 and $11.5 million in the previous quarter (Q3FY06);
•	Gross margin of 64%, up from 55% in Q4FY05 and up from 61% in Q3FY06;
•	Net income of $1.0 million, up 200% from Q4FY05 and up 67% from Q3FY06. The company had a loss of $1.0 million in Q4FY05 and net income of $0.6 million in Q3FY06;
•	Earnings per share of $0.02, up 200% from Q4FY05. The company had a loss of $0.02 per share in Q4FY05 and earnings per share of $0.02 in Q3FY06;
•

EBITDA of $2.2 million, up 83% from Q4FY05 and 29% from Q3FY06. EBITDA was $1.2 million in Q4FY05 and $1.7 million in Q3FY06. EBITDA is a non-GAAP financial measure (described in more detail below) referenced to show Descartes’ progress in aligning its operating expenses to its visible and recurring revenues;

•

Cash, cash equivalents and marketable securities of $33.0 million, up $1.8 million or 6% from the end of Q3FY06. Cash generated from operations in Q4FY06 was $2.8 million and cash used in the quarter included $0.9 million in additions to capital assets; and

•	Further reduction in days-sales-outstanding (DSOs) to 41 days, down from 58 days in Q4FY05 and from 42 days in Q3FY06.

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Descartes Announces Q4 FYO6 Results – Page 2

The following table summarizes Descartes’ results in the categories specified below over the past 5 fiscal quarters (unaudited, dollar amounts in millions, except per share amounts):

	Q4FY06	Q3FY06	Q2FY06	Q1FY06	Q4FY05
Revenues	11.5	11.5	11.4	11.3	11.0
Gross margin (% of revenues)	64%	61%	60%	57%	55%
Net income (loss)	1.0	0.6	0.9	0.5	(1.0)
Earnings (loss) per share	0.02	0.02	0.02	0.01	(0.02)
EBITDA	2.2	1.7	1.5	1.5	1.2
EBITDA / Revenues	19%	15%	13%	13%	11%
Net cash position*	33.0	31.2	28.3	26.1	21.8
DSOs	41 days	42 days	47 days	52 days	58 days

* Net cash position represents the aggregate cash, cash equivalents and marketable securities as at the end of the fiscal quarter, less the balance, if any, owing on the company’s convertible debentures which were repaid in June 2005.

FY06 Financial Results

Also, as described in more detail below, key financial highlights for Descartes in FY06 include:

•	Gross margin of 60%, up from 55% in FY05;
•	Net income of $3.0 million, compared to a loss of $55.3 million in FY05;
•	Earnings per share of $0.07, improved by $1.43 per share from a loss per share of $1.36 in FY05;
•

EBITDA of $6.8 million, improved by $35.8 million from an EBITDA loss of $29.0 million in FY05. EBITDA is a non-GAAP financial measure (described in more detail below) referenced to show Descartes’ progress in aligning its operating expenses to its visible and recurring revenues;

•	Increased the net cash position (as described below) by $11.2 million to $33.0 million; and
•	Reduced DSOs by 17 days to 41 days.

The following table summarizes Descartes’ results in the categories specified below over the past fiscal year (FY06 data unaudited, dollar amounts in millions, except per share amounts):

	FY06	FY05
Revenues	45.7	46.4
Gross margin (% of revenues)	60%	55%
Net income (loss)	3.0	(55.3)
Earnings (loss) per share	0.07	(1.36)
EBITDA	6.8	(29.0)
Net cash position*	33.0	21.8
DSOs	41 days	58 days

* Net cash position represents the aggregate cash, cash equivalents and marketable securities as at the end of the fiscal year, less the balance, if any, owing on the company’s convertible debentures which were repaid in June 2005.

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Descartes Announces Q4 FYO6 Results – Page3

“Our focus on customer satisfaction and financial fundamentals has led us to four consecutive quarters of profitability and record quarterly and annual earnings,” said Brandon Nussey, Descartes’ CFO. “Our fourth quarter gross margin, improved earnings, cash generated from operations and decreased DSOs are evidence that we are well-positioned to continue delivering value to our customers and shareholders.”

“The successes that our customers have achieved using our logistics solutions are once again reflected in the outstanding financial results we’ve reported today,” commented Arthur Mesher, Descartes’ CEO. “Our customers and business partners recognize that Descartes’ software-as-a-service solutions help improve delivery performance and productivity, and this is in turn prompting them to refer to us new opportunities to demonstrate our value. With one of the world’s largest networks of air, ocean and truck carriers, logistics services providers and their trading partners, together with our recognized industry-leading delivery management solutions, our customers believe that we are well-positioned to replicate our past successes and enhance the delivery operations of our future customers.”

Management Update

Yesterday, Descartes announced that Greg Cronin has joined Descartes as Executive Vice President, Business Development & Corporate Strategy. Cronin was formerly CEO at Trenstar, Inc., a leading provider of outsourced mobile asset management solutions; CEO at Viewlocity, Inc., a supply chain event management provider; and Executive Vice President at Manhattan Associates, Inc., a leading warehouse management system provider. Further details on Cronin’s appointment and background may be found in the February 27, 2006 news release.

Other Recent Announcements

Since Descartes’ Q3FY06 financial results release on December 1, 2005, the company has issued the following customer- and product-related news releases:

•

In December 2005, Descartes announced that it had been selected by the Supply Chain Network Project™, a consortium of industry-leading retailers, suppliers and other technology providers, to participate in Canada’s first end-to-end EPC/RFID (Electronic Product Code/Radio Frequency Identification) pilot;

•

Also in December 2005, Descartes announced that Ideal Supply, a Canadian auto parts and electrical products distributor, had successfully taken the Descartes Challenge™, identified significant productivity improvements, and was currently deploying Routing & Scheduling™ solutions from Descartes’ Delivery Management™ suite enterprise-wide;

•

Later in December, the company announced that Eastman Kodak Company, a leading provider of digital and film imaging systems, was improving its delivery productivity and performance by using Descartes’ Visibility & Event Management™ solution and Global Logistics Network™ (GLN);

•	In January 2006, Descartes announced that its 2006 Global User Group Conference will take place at the Buckhead Sheraton in Atlanta, Georgia, on March 21st and 22nd, 2006;
•

In February 2006, the company announced that Singer Equipment Company, one of the largest distributors of foodservice equipment and supplies in the United States, had achieved significant savings and improved customer service with Descartes’ MobileLink™ wireless solution;

•

Also in February, the company announced that Williams & Associates, Inc., a leading freight payment and transportation consulting firm, had chosen Descartes’ GLN as its preferred platform for its logistics messaging and connectivity services requirements; and

•	Descartes also announced in February that Panalpina, a world-leading freight forwarder, had selected Descartes as a preferred provider of global air cargo messaging, leveraging Descartes’ GLN.

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Descartes Announces Q4 FYO6 Results – Page 4

Conference Call

Company management will discuss the financial results included in this press release, and certain business prospects and future expectations in a live conference call and audio webcast with the financial community at 8 a.m. ET today, February 28, 2006. Interested parties may listen to the audio webcast via the Descartes website at www.descartes.com/company/investors, or can dial in to the conference call at 877-502-9274 or 913-981-5584. Please log in or dial in, as applicable, approximately 10 minutes prior to the scheduled start time.

Replays of the conference call will be available in two formats immediately following the completion of the conference call. A telephone replay will be accessible for 24 hours by dialing 888-203-1112 or 719-457-0820 and quoting passcode number 2908774. An archived replay of the webcast will also be available through the Descartes website at www.descartes.com/company/investors.

About Descartes

The Descartes Systems Group Inc. is a leading provider of on-demand, software-as-a-service (SaaS) delivery management solutions for transportation, logistics, manufacturing, retail, distribution and service provider enterprises. Descartes delivers trading partner connectivity and document exchange, route planning, wireless dispatch, rate management, inventory and asset visibility, transportation management and warehouse optimization solutions for industries such as retail, consumer goods, manufacturing, transportation, distribution and third-party logistics. Descartes offers solutions that can be deployed as traditional applications or as a service to help customers optimize and gain real-time control of their inventory, logistics assets and mobile workforce. Descartes’ solutions are used by more than 2,500 customers in over 60 countries. For more information, visit www.descartes.com.

###

Safe Harbor Statement

This release contains forward-looking information within the meaning of applicable securities laws (“forward-looking statements”) that relate to the positioning of Descartes to deliver results to customers and shareholders and improve market position, Descartes’ opportunities to demonstrate value to customers, and other matters. Such forward-looking statements involve known and unknown risks, uncertainties and other factors and assumptions that may cause the actual results, performance or achievements of Descartes, or developments in Descartes’ business or industry, to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ ability to continue to align operating expenses to visible and recurring revenues; the ability to attract and retain key personnel; variances in our revenues from quarter to quarter; departures of key customers; recent increases in fuel prices; disruptions in the movement of freight; and other factors and assumptions discussed in the section entitled, “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada, including Descartes’ Annual Report on Form 20-F for the fiscal year ended January 31, 2005. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

All registered and unregistered trademarks mentioned in this release are the property of their respective owners.

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Descartes Announces Q4 FYO6 Results – Page 5

Reconciliation of Non-GAAP Financial Measure

EBITDA

We prepare and release quarterly unaudited and annual unaudited and audited financial statements prepared in accordance with GAAP. We also disclose and discuss certain non-GAAP financial information, used to evaluate our performance, in this and other earnings releases and investor conference calls. We believe that current shareholders and potential investors in our company use non-GAAP financial measures, such as EBITDA, in making investment decisions about our company. The term “EBITDA” refers to a financial measure that is defined as earnings before interest (represented as Other income (expense) on the Consolidated Statements of Operations), taxes, depreciation and amortization. However, EBITDA is not a measure determined under GAAP and may not be comparable to similarly titled measures reported by other companies. EBITDA should not be construed as a substitute for net income (loss) determined in accordance with GAAP. We have presented EBITDA to provide additional information with respect to Descartes’ current operating performance and, in particular, Descartes’ progress in aligning its operating expenses to its visible and recurring revenues. The table below reconciles EBITDA to net income (loss) reported in our unaudited Consolidated Statements of Operations for Q4FY06, Q3FY06, Q2FY06, Q1FY06, Q4FY05 and FY06, and our audited Consolidated Statements of Operations for FY05, which we believe is the most directly comparable GAAP measure. EBITDA for each of Q1FY06 and Q4FY05 included a $0.2 million restructuring recovery. EBITDA for FY05 included a $14.1 million charge for restructuring costs and asset impairment.

Reconciliation of EBITDA

(US dollars in millions)	Q4FY06	Q3FY06	Q2FY06	Q1FY06	Q4FY05	FY06	FY05

Net income (loss), as reported on Consolidated Statements of Operations	1.0	0.6	0.9	0.5	(1.0)	3.0	(55.3)
Adjustments to reconcile to EBITDA:
Other expense (income)	(0.2)	(0.1)	(0.8)	(0.3)	0.3	(1.4)	1.2
Income tax expense	0.1	-	-	-	0.1	0.1	0.3
Depreciation expense	0.6	0.5	0.5	0.5	0.7	2.1	2.3
Amortization of intangible assets and deferred compensation; impairment of goodwill	0.7	0.7	0.9	0.8	1.1	3.0	22.5
EBITDA	2.2	1.7	1.5	1.5	1.2	6.8	(29.0)

Contact Information:

Mary Meldrum

Tel: (519) 746-8110, ext. 2577

investor@descartes.com

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(US DOLLARS IN THOUSANDS; US GAAP; FY06 DATA UNAUDITED)

	January 31,	January 31,
	2006	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents	27,634	17,220
Marketable securities	5,367	31,534
Accounts receivable
Trade	5,188	7,097
Other	462	1,008
Prepaid expenses and other	651	1,325
	39,302	58,184
CAPITAL ASSETS	6,039	6,966
LONG-TERM INVESTMENT	-	3,300
INTANGIBLE ASSETS	1,429	4,122
	46,770	72,572

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	1,828	1,805
Accrued liabilities	3,750	5,429
Deferred revenue	2,776	2,605
Convertible debentures	-	26,995
	8,354	36,834

SHAREHOLDERS’ EQUITY
Common shares – unlimited shares authorized; Shares issued and outstanding totaled 40,723,800 at January 31, 2006 (January 31, 2005 – 40,705,811)	21	364,907
Additional paid-in capital	446,565	81,658
Unearned deferred compensation	(57)	(193)
Accumulated other comprehensive income (loss)	(375)	93
Accumulated deficit	(407,738)	(410,727)
	38,416	35,738
	46,770	72,572

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(US DOLLARS IN THOUSANDS, EXCEPT PER SHARE AND SHARES OUTSTANDING AMOUNTS; US GAAP; FY06 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
	2006	2005	2006	2005
REVENUES	11,508	11,029	45,729	46,395
COST OF REVENUES	4,189	4,985	18,127	21,053
GROSS MARGIN	7,319	6,044	27,602	25,342
EXPENSES
Sales and marketing	2,247	2,065	8,488	18,172
Research and development	1,907	1,683	6,991	10,419
General and administrative	1,592	1,960	7,732	14,125
Amortization of intangible assets	585	1,006	2,693	4,142
Impairment of goodwill	100	100	200	18,238
Restructuring costs and asset impairment	-	(214)	(221)	14,050
	6,431	6,600	25,883	79,146
INCOME (LOSS) FROM OPERATIONS	888	(556)	1,719	(53,804)
OTHER INCOME (EXPENSE)
Interest expense	-	(419)	(699)	(1,718)
Investment income	166	111	645	516
Gain on sale of long-term investment	-	-	1,420	-
	166	(308)	1,366	(1,202)
INCOME (LOSS) BEFORE INCOME TAXES	1,054	(864)	3,085	(55,006)
INCOME TAX EXPENSE – CURRENT	88	95	96	325
NET INCOME (LOSS)	966	(959)	2,989	(55,331)
EARNINGS (LOSS) PER SHARE
Basic and diluted	0.02	(0.02)	0.07	(1.36)
WEIGHTED AVERAGE SHARES OUTSTANDING (thousands)
Basic	40,721	40,706	40,711	40,706
Diluted	42,217	40,706	41,596	40,706

THE DESCARTES SYSTEMS GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US DOLLARS IN THOUSANDS; US GAAP; FY06 AND QUARTERLY DATA UNAUDITED)

	Three Months Ended		Twelve Months Ended
	January 31,	January 31,	January 31,	January 31,
OPERATING ACTIVITIES	2006	2005	2006	2005
Net income (loss)	966	(959)	2,989	(55,331)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:
Depreciation	561	666	2,098	2,328
Amortization of intangible assets	585	1,006	2,693	4,142
Impairment of goodwill	100	100	200	18,238
Write-off of redundant assets	-	-	-	5,770
Amortization of convertible debenture costs	-	64	107	256
Amortization of deferred compensation	34	34	136	137
Gain on sale of long-term investment	-	-	(1,420)	-
Changes in operating assets and liabilities:
Accounts receivable
Trade	120	1,238	1,909	5,889
Other	(48)	941	546	2,493
Prepaid expenses and other	330	810	567	1,933
Accounts payable	64	(1,231)	23	(2,938)
Accrued liabilities	319	(445)	(2,147)	2,300
Deferred revenue	(248)	343	171	(255)
Cash provided by (used in) operating activities	2,783	2,567	7,872	(15,038)
INVESTING ACTIVITIES
Maturities of marketable securities	-	4,113	26,614	26,365
Sale of marketable securities	-	-	10,000	8,198
Purchase of marketable securities	(1,433)	(2,095)	(10,447)	(14,232)
Additions to capital assets	(878)	(68)	(1,171)	(1,060)
Sale of long-term investment	-	-	4,720	-
Acquisition of subsidiary	(100)	(100)	(200)	(200)
Cash provided by (used in) investing activities	(2,411)	1,850	29,516	19,071
FINANCING ACTIVITIES
Repayment of convertible debentures	-	-	(26,995)	-
Issuance of common shares	6	-	21	-
Cash provided by (used in) financing activities	6	-	(26,974)	-
Increase in cash and cash equivalents	378	4,417	10,414	4,033
Cash and cash equivalents at beginning of period	27,256	12,803	17,220	13,187
Cash and cash equivalents at end of period	27,634	17,220	27,634	17,220